Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT(1)

Name	State or Jurisdiction of Incorporation

Alabama Sand and Gravel, Inc.	Delaware
Globe Metales S.A.	Argentina
Globe Metallurgical, Inc.	Delaware
LF Resources, Inc.	Delaware
Ningxia Yongvey Coal Industrial Co., Ltd.	China
Solsil, Inc.	Delaware
Ultracore Energy S.A.	Argentina
Ultra Core Corporation	Illinois
West Virginia Alloys, Inc.	Delaware
GSM Alloys I, Inc.	Delaware
GSM Alloys II, Inc.	Delaware
WVA Manufacturing, LLC	Delaware
Globe Metals Enterprises, Inc.	Delaware
Core Metals Group Holdings LLC	Delaware
Core Metals Group LLC	Delaware
Tennessee Alloys Company, LLC	Delaware

(1) The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted.